 Filed by NorthPoint Communications Group, Inc.
  Pursuant to Rule 425 under the Securities Act of 1933 and
  Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: NorthPoint Communications Group, Inc.
  Commission File No. 000-29828

THE FOLLOWING INFORMATION WAS DISSEMINATED TO EMPLOYEES OF NORTHPOINT COMMUNICATIONS GROUP, INC. ON THE NORTHPOINT INTRANET BEGINNING ON AUGUST 14, 2000:

What effect does the merger have on flexible staff?
Until mid-2001 when the deal closes, the merger will have no impact on either NorthPoint employees or flexible staff. After that time, decisions about flexible staff will be determined by the needs of the business. Of course, that is true today, as well.

Will the merger include a merger between our HR department and Verizon's? Will the benefit packages change at open enrollment? Will the company policies and procedures change?
We don't know the answers to any of these questions today. From now until the deal closes in mid-2001, a transition team will be working on plans for the new NorthPoint. Following that planning phase, there will be a transition phase. As soon as decisions are made regarding organization, policies and procedures and benefits, we will notify employees.

Will our NorthPoint logo change?
Certainly, the logo will not change prior to the deal closing in mid-2001. After that, we will let you know of any changes to our marketing plans.

Will NorthPoint employees be eligible for Verizon products, such as wireless and paging?
We don't know at this point, but it's not likely that employees will receive any special consideration when purchasing Verizon products or services.

The message boards say that anyone who purchases NPNT stock from now until the merger will get the $2.50 payout on their owned stock after the merger. Does that mean that I can buy 1,000 shares next month and retain them till the merger, and get the $2.50 payout?
Yes, if you buy shares prior to the closing of the merger, you will receive approximately $2.50 for each share you own as of the record date. The record date is a date set by our board of directors a short time before the actual closing. In order to receive the $2.50 per share, a stockholder must own his/her shares on the record date.

Who will be on the new board?
The board will have nine members, three of them from NorthPoint, three from Verizon and three who are independent. At this time, the only board members who have been announced are Larry Babbio, president and vice chairman of Verizon Telecom, who will be the chairman of NorthPoint's board, and Liz Fetter, NorthPoint president and CEO. The others have not yet been named.

Regarding the $2.50 cash dividend for option holders: Will this be based on total options or only the portion of options already vested? For example, an employee has been with NorthPoint for one year and was granted 2,000 stock options at hire. One quarter or 500 options are now vested. Will the employee receive $2.50 times 2000 total options or $2.50 times the vested 500 shares?

There has been some confusion between shares owned outright by stockholders and stock options held by employees. First, as far as stockholders go, they will receive a one-time payout of approximately $2.50 per share at the close of the deal. Employees who have stock options will not receive that payout. However, management felt strongly that employees should receive an equivalent value, so they made a decision to increase the number of stock options and decrease the exercise price for stock option holders when we convert to the new NorthPoint stock option plan -- and this applies to both vested and unvested options. Vesting schedules for employee options will not change, however.

Will this merger result in the employees of NorthPoint possibly having their 401(k) plan matched?
During the planning phase (prior to the close of the deal in mid-2001), the benefits packages of NorthPoint and Verizon will be carefully compared. Providing a company match to the 401(k) plan will certainly be considered.

I am currently retired from Bell Atlantic. I know that in the beginning we will remain NorthPoint. Do you foresee any problems down the line collecting a pension from Bell Atlantic while at the same time working for Verizon?
You should have no problem continuing to collect your pension from Bell
Atlantic.

If voluntary relocation becomes possible, will there be any transfer options in the Sacramento area?
We don't know at this time in what geographic locations people will be needed. When that's determined, we assure you that open requisitions will be posted so that interested employees can apply.

Does this merger mean we become fully vested?
There is no change in the vesting schedule of employees' stock options.

Will my vested shares that I have purchased but not sold be affected by the new financial merger benefit?
Those shares that you have purchased will be treated the same as other stockholders' provided you own them on the record date for determining which shareholders will receive the payment (the record date will be set by our board of directors and will be a short time before the actual closing). You will receive approximately $2.50 per share when the deal closes.

Please clarify the following: If I have exercised some stock options and hold the certificates, I assume that I would then receive $2.50 per share I hold. That leaves me with X number of options not yet exercised. Would it be the remaining options that would then be factored into the formula for increased options, or is the increase in options based on the original amount of options granted?
You will receive approximately $2.50 per share for those shares for which you hold the certificate. The increase in stock options and decrease in exercise price will apply only to those you have not yet exercised.

From what I understand, an employee has to stay with the company for a year before he/she becomes fully vested and is entitled to a portion of his/her stock options. Now that NorthPoint has merged with Verizon, does this mean that all employees, regardless of how long they have been with the company, are fully vested? If we are fully vested, does this mean all or part of our shares are available now? If so, how many shares are available?
No, all employees' stock options are not automatically vested as a result of the merger. The vesting schedule remains the same for the options you hold.

NorthPoint's vesting requirements were: After the first year, you will be 25 percent vested, and every year thereafter a percentage until you are totally vested in four years. My question is, will we lose our vested time earned and have to start over, or will the vesting requirements and vested time earned stay the same for each employee with the "new" NorthPoint stock options?
The vesting schedule will remain the same on all employees' options.

Are our counterparts at Verizon union workers? What effect will unions have on our organization in the future?
Approximately half the Verizon DSL employees are union members. During the planning phase, we expect to learn about our obligations regarding those union employees.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts may be deemed to contain forward-looking statements. Such statements are indicated by words or phrases such as "anticipate," "estimate,""projects," "believes," "intends," "expects" and similar words and phrases. Actual results may differ materially from those expressed or implied in any forward-looking statement as a result of certain risks and uncertainties, including, without limitation, the company's dependence on strategic third parties to market and resell its services, intense competition for the company's service offerings, dependence on growth in demand for DSL-based services, ability to raise additional capital and other risks and uncertainties detailed in the company's Securities and Exchange Commission filings. Prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any of the forward-looking statements contained herein to reflect future events or developments.

NorthPoint Communications Group, Inc. and Verizon Communications will file a joint proxy statement/prospectus and other documents regarding the proposed business combination transaction referenced in the foregoing information with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus, when it becomes available, because it will contain important information. A definitive joint proxy statement/prospectus will be sent to stockholders of NorthPoint Communications Group, Inc. seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus (when it is available) and other documents filed by NorthPoint Communications Group, Inc. and Verizon Communications with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement/prospectus and these other documents may also be obtained for free by NorthPoint stockholders by directing a request to: NorthPoint Communications Group, Inc., 303 Second Street, South Tower, San Francisco, CA 94107, Attn: Investor Relations, (415) 403-4003, email: investorrelations@northpoint.net.